BALLY, CORP.

VIA EDGAR

February 28, 2014

Pamela Long

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Bally, Corp.

            Registration Statement on Form S-1 Amendment No. 1

            Filed January 21, 2014

            File No. 333-192387

Dear Ms. Long:

This letter is in response to your comment letter dated February 3, 2014, with regard to the Form S-1 filing of Bally, Corp., a Nevada corporation (“Bally” or the "Company") filed on November 18, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      The Company again takes exception to the Commission’s attempt to classify Bally, Corp. as a blank check company.  According to the language of Rule 419, a blank check company:  “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…:  To my knowledge, the Commission has never defined what a ‘specific business plan’ entails. Typically, if the Commission believes the business plan needs additional specificity, it provides comments to assist the registrant in that process. And Bally, Corp. is stating that it does not have a plan to merge or acquire another business.

There is a distinct difference between being a shell company and a blank check company.  Your recitation of factors such as nominal assets, requiring additional funding and no revenues are factors used to determine shell status, not to determine bank-check status.

In addition, requiring Bally Corp. to file as a blank check company would make it impossible for the Company to further its current business plan.  It could not use the proceeds from the offering unless and until it located a business partner.  At that time, its business plan would, by necessity, change.  So, by claiming Bally, Corp.’s business plan is not sufficient to raise it above blank-check status, you are demanding it abandon that very plan.

Unless the Commission’s position has been modified, in September 2003, Mr. John Reynolds stated at the Small Government Business Forum, that the SEC’s was not applying Rule 419 to companies with a business plan but without revenues.

Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We do not believe that we are a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

Specifically, we have a business plan relating to providing the India market with hand tool and gardening products with an initial launch in India, as described under “Description of Business” in the amended Registration Statement. Further, we have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While we are considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, we are not a “blank check company” as we have a specific business plan and we have no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person.

•         We believe that we are a development stage company with no revenues.

•         We have received a going concern from our auditor.

•         We issue penny stock.

•         We currently have nominal assets consisting only of cash and prepaid expenses.

•         We are attempting to raise the additional funding do develop the business as described throughout this amended prospectus.

•         We have commenced some operations, but have not been able to generate revenue without further funding.  We have searched for and contracted with one supplier, purchased approximately $1,100 worth of product to test the supply chain, have initialized the development of our website in English and have incorporated and organized our company from a legal perspective to the point where we are able to file this prospectus.

•         We believe that we have provided specifics on our intended business development.  We are focusing on providing the Indian hand tool and gardening products market.

Plan of Distribution, page 19

2.      This disclosure has been updated accordingly.

Information with Respect to the Registrant, page 21

Talent Sources and Names of Principal Suppliers, page 24

3.      This disclosure has been updated accordingly.

Governmental Controls, Approval and Licensing Requirements, page  24

4.      This disclosure has been revised and updated accordingly.

Reports to Security Holders, page 25

5.      This section has been revised and updated accordingly.

Management’s Discussion and Analysis …, page 28

Liquidity and Capital Resources, Page 29

6.      This section has been revised and updated accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (info@ballycorp.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Surjeet Singh

_____________________

Surjeet Singh, President